SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
AMENDMENT NO. 3
TO
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

UNITED DEVELOPMENT FUNDING IV
(Name of Subject Company)

SCM SPECIAL FUND 3, LP, LEMON CREEK ADVISERS, LP, AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
COMMON SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

910187103
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$1,937,500	$224.56
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,550,000 common shares of beneficial interest at a purchase price equal to $1.25 per share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $224.56
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: March 20, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SCM Special Fund 3, LP and Lemon Creek Advisers, LP (collectively the "Purchasers") to purchase up to 1,550,000 common shares of beneficial interest (the "Shares")  in United Development Funding IV (the "Corporation"), the subject company, at a purchase price equal to $1.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 20, 2017 (the "Offer Date") and the related Assignment Form.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 37,889.6402 Shares and two sellers with unknown share counts.  Following the purchase of all the tendered Shares, the Purchasers will own an aggregate of approximately 38,733.6402 Shares (not including the unknown shares from the two sellers), less than .13% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2017

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director